Telzuit Medical Technologies, Inc.
                          5422 Carrier Drive, Suite 306
                             Orlando, Florida 32819
                              Phone: (407) 354-1222

                                 March 14, 2006

VIA  EDGAR  AND  FACSIMILE:  (202)  772-9209
--------------------------------------------

Ms.  Charito  A.  Mittelman,  Esq.
U.S.  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     Re:     Telzuit  Medical  Technologies,  Inc.
             Registration  Statement  on  Form  SB-2
             (SEC  File  Number  333-130029)

Dear  Ms.  Mittelman:

     Telzuit Medical Technologies, Inc., in its capacity as the registrant under the captioned registration statement, hereby requests that the effective date of its registration statement, as filed with the Commission on November 30, 2005 and amended on February 9, 2006, February 21, 2006, and March 14, 2006, be accelerated to March 16, 2006 at 3:00 p.m., Eastern Standard Time, or as soon as possible thereafter.

     In submitting this request for acceleration, the Company acknowledges that:

          - the Company is responsible for the adequacy and the accuracy of the disclosure in the filings;

          - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning this request, please contact the undersigned at (407) 354-1222 or Brent A. Jones, Esq. at (813) 204-6420.

                              Yours  truly,

                              TELZUIT  MEDICAL  TECHNOLOGIES,  INC.


                              /s/  Don  Sproat
                              -----------------------------------------------
                              By:  Donald  Sproat
                              Its:  President  and  Chief  Executive  Officer

cc:     Brent  A.  Jones,  Esq.